FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Translation of Immediate Report filed with the Israeli Securities Authority on October 9, 2011.

Elron Electronic Industries Ltd.
(the "Company")

October 9, 2011

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Dear Sir/Madam,

Re:	Immediate report in accordance with the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Regulations")

Following a report in the media this morning, Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") wishes to clarify that nearly three months ago a non-binding term sheet was signed with Alvarion Ltd. ("Alvarion") in connection with the sale of 100% of the equity of Wavion, Inc. ("Wavion"), held approximately 67% by Elron.

However, the term sheet has expired, without a binding agreement having been signed between the parties.

The parties are examining the possibility of a transaction.

The immediate report regarding the signing of a term sheet and negotiations between the parties was delayed by Elron due to Alvarion's position that the publication of an immediate report regarding the term sheet may prevent the transaction from taking place. The impediment to the filing of an immediate report was removed due to the report this morning in the media.

It should be clarified that there is no assurance at this stage that the parties will reach any agreements or that a transaction will be executed, and there is no assurance as to its terms.

Elron Electronic Industries Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: October 10, 2011